SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

Table of Contents

Press Release of May 20, 2008 – Announcement of progress report on Social Responsibility.

Press Release of May 21, 2008 – Announcement of invitation to the Annual General Meeting.

Press Release of May 27, 2008 – Announcement of annual information update for Coca-Cola Finance B.V. for the 12 months up to and including 3 March 2008.

Press Release of May 27, 2008 – Announcement of annual information update for Coca-Cola Finance plc for the 12 months up to and including 3 March 2008.

Press Release of May 28, 2008 – Announcement regarding the admission for listing of shares pursuant to stock option plans.

Press Release of June 9, 2008 – Announcement of trading date of new ordinary shares resulting from the exercise of stock options.

Press Release of June 13, 2009 – Announcement of update on current trading and full year outlook.

Coca-Cola Hellenic Bottling Company S.A.

reports progress on Social Responsibility

Athens, Greece – 20 May 2008 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, the Company) has made detailed advances toward sustainable development goals in its 2007 Social Responsibility Report covering all 28 countries in which it operates. The full report is available at: www.coca-colahellenic.com.

A major initiative in 2007 was the decision to construct a further 15 Combined Heat and Power (CHP) plants, following the successful introduction of one in Hungary a year earlier. When fully operational in two years, the 15 plants will be capable of reducing CO2 emissions from beverage production facilities by more than 40% at each location. The overall reduction in CO2 emissions from all 80 of the Company’s facilities will be 20%. European Commission Vice President, Günter Verheugen, who attended the public announcement of the project, said: ‘“This demonstrates how innovation is not just a driver of economic competitiveness, but can also underpin business contribution to wider societal goals”.

A second major initiative was the completion of Europe’s first industry-owned    Bottle-to-Bottle recycling plant in Austria. The plant is capable of processing 20,000 tons of used PET bottles each year into food-grade PET flakes for use in new bottles. The project was an industry partnership with four other Austrian beverage producers. Austrian Minister of the environment Josef Pröll described the business model as, “the perfect solution for the Environment, the economy and the consumer.”

Coca-Cola Hellenic is very focused on increasing efficient, sustainable use of resources. It recovers, recycles or refills 50% of all its packaging within the EU and an average of 37% in all of its territories. The Company has also improved both its water use efficiency by 19% and its energy use efficiency by 27% per litre of beverage produced compared to 2002 and has action plans in place to further improve these ratios. Coca-Cola Hellenic will begin purchasing new coolers in 2008 which will be 20% more energy efficient than previous models.

Responding to consumer concerns about health and wellness, Coca-Cola Hellenic has decreased the average calorie content of its beverages by 19% in the last six years. The Company’s product portfolio has expanded to include more waters, juices, low calorie and health beverages, offering wider consumer choice evolving from a ratio of 90% carbonated soft drinks in 2001, to 63% in 2007. Guideline daily amount (GDA) labels were introduced on beverage packaging in 2007 to inform consumers on calorie and nutrient content.

The Company has also continued its focus on water conservation. In 2007, Coca-Cola Hellenic was a founding signatory of the CEO Water Mandate of the     UN Global Compact, and was invited to present its Danube Box educational programme together with its partner, the ICPDR, at the 2007 Stockholm Water Week.

As part of its disaster relief efforts in 2007 following major wildfires in Greece, drought in Romania and flooding in Slovenia and Bulgaria, Coca-Cola Hellenic provided around 600,000 litres of safe drinking water and contributed substantial funding for recovery programmes.

Coca-Cola Hellenic was recognized through several employer awards in 2007, including for its operations in Serbia, Poland, Hungary, Italy and the Czech Republic.

Read the full report online or order your copy now, from www.coca-colahellenic.com

INQUIRIES

Company contacts: Coca-Cola Hellenic Melina Androutsopoulou Investor Relations Director	Tel: +30 210 618 3229 email: melina.androutsopoulou@cchellenic.com

Jens Rupp	Tel: +41 21 631 28 40
Sustainability Manager	email: jens.rupp@cchellenic.com

Coca-Cola Hellenic’s website is located at www.coca-colahellenic.com.

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 550 million people. Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INVITATION

To the Shareholders of the Societe Anonyme under the trade name

“COCA-COLA HELLENIC BOTTLING COMPANY S.A.”

to the Annual General Meeting

As resolved by the Company’s Board of Directors on 21 May 2008, at its meeting no. 779 and in accordance with Codified Law 2190/1920 “re: Societes Anonymes” and article 17 of the Company’s Articles of Association, the Shareholders of the Societe Anonyme under the trade name “COCA-COLA HELLENIC BOTTLING COMPANY S.A.” and the distinctive title “COCA-COLA HBC” are invited to an Annual General Meeting, to be held in Maroussi of Attica, at the Shopping Mall “The Mall Athens”, at the Village Cinemas, Room Europa 05, 35 Andreas Papandreou Street, Maroussi, on Monday 23 June 2008, at 10:00 a.m., with the following Agenda:

1)

Submission of the Management Report by the Board of Directors and of the Audit Certificate by the Company’s Chartered Auditor-Accountant on the Company’s Financial Statements and activities for the fiscal year which ended on 31.12.2007.

2)	Submission and approval of the Company’s annual Financial Statements for the fiscal year which ended on 31.12.2007 and of the consolidated Financial Statements.

3)	Release of the members of the Board of Directors and of the Auditors of the Company from any liability for their activity during the fiscal year ended on 31.12.2007.

4)

Approval of the remuneration of the members of the Board of Directors for their participation in the meetings of the Board of Directors and for their services to the Company for the fiscal year 2007 and pre-approval of remuneration for the fiscal year 2008.

5)	Election of Statutory Auditors for the fiscal year 2008 (1.1.2008 - 31.12.2008) and determination of their fees.

6)	Approval of distribution of Profits (dividend) for the fiscal year 2007.

7)	Election of new Board of Directors, upon expiry of the Board’s term.

8)	Amendment of article 1, paragraph 2 of the Company’s Articles of Association regarding the Company’s distinctive title for use in its foreign activities.

9)	Conversion of the Company’s shares to registered shares and corresponding amendment of article 4, paragraph 2 of the Company’s Articles of Association.

10)

Amendment of provisions related to the issuance of bonds by the Company in articles 11, 15 and 19 of the Company’s Articles of Association regarding the powers of the Board of Directors and of the General Meeting, as well as the special quorum of the General Meeting, respectively.

11)	Amendment of article 20, paragraph 3 of the Company’s Articles of Association regarding the special majority of the General Meeting.

12)

Amendment of the Company’s Articles of Association in order to adjust to the provisions of Law 3604/2007, which revised Codified Law 2190/1920: Amendment of articles 3, 7, 9, 10, 12, 13, 14, 17, 19, 22, 23, 24, 25, 26, 28, 29, supplement, abolition and re-numbering of provisions and articles, as well as codification of the Company’s Articles of Association.

13)	Amendment of terms of stock option plans of the Company in accordance with article 13, paragraph 13 of Codified Law 2190/1920.

Shareholders wishing to attend at the General Meeting, must deposit at least five (5) full days prior to the Meeting, the relevant blocking certificate from the Central Securities Depositary at the Company’s offices (9 Frangoklissias Street, Maroussi), in accordance with article 18 of the Articles of Association, together with the relevant proxy in the event that they wish to be represented at the Meeting.

Draft amendments to the Articles of Association have been posted on the Company’s website www.coca-colahelllenic.com Shareholders may obtain further information on the items of the Agenda from the Company’s Investor Relations Department at +30 210 618 3298 and +30 210 618 3106.

Maroussi, 21 May 2008

THE BOARD OF DIRECTORS

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

Coca-Cola Hellenic Bottling Company S.A.

announces its Annual Information Update for Coca-Cola HBC Finance B.V. for the
12 months up to and including 3 March 2008

Athens, Greece – 27 May 2008 - Coca-Cola Hellenic Bottling Company S.A. (“Hellenic”) hereby announces its annual information update for Coca-Cola HBC Finance B.V. for the 12 months up to and including 3March 2008. In accordance with Prospectus Rule 5.2, Coca-Cola HBC Finance B.V. (the “Company”) hereby announces the following information has been published or made available to the public during the 12 months ended 3 March 2008 in compliance with laws and rules dealing with the regulation of securities, issues of securities and securities markets.  In accordance with Prospectus Rule 5.2.7, Hellenic notes that information referenced below that was up to date at the time of publication, may, at any time, become out of date due to change of circumstances.

The following regulatory announcements, made by Hellenic via the Regulatory Information Service, are incorporated by reference herein:

07 March 2007

Coca-Cola Hellenic Bottling Company S.A.  announces annual Coca-Cola HBC Finance plc update

07 March 2007

Coca-Cola Hellenic Bottling Company S.A. announces annual Coca-Cola HBC Finance B.V. update

30 March 2007

Coca-Cola Hellenic Bottling Company S.A.  announces Executive Appointment

03 April 2007

Coca-Cola Hellenic Bottling Company S.A.  schedules First Quarter 2007 financial results and conference call date

23 April 2007

Coca-Cola Hellenic Bottling Company S.A. announces the acquisition of Italian vending operator Eurmatik

04 May 2007

Coca-Cola Hellenic Bottling Company S.A.  announced today the filing with the US Securities and Exchange Commission on Form 6-K of its audited US financial statements

07 May 2007

Coca-Cola Hellenic Bottling Company S.A.  disclosure of annual report and accounts 2006 for Coca-Cola HBC Finance B.V. and Coca-Cola HBC Finance plc, under EMTN programme

10 May 2007

Results for the three months ended March 30, 2007 (US GAAP)

10 May 2007

Results for the three months ended 30 March 2007 (IFRS)

11 May 2007

Coca-Cola Hellenic Bottling Company S.A.  announces shareholders invitation to the Annual General Meeting

01 June 2007

Coca-Cola Hellenic Bottling Company S.A.  announces the Publication of Prospectus relating to the EUR 2,000,000,000 Euro Medium Term Note Programme

01 June 2007

Coca-Cola Hellenic Bottling Company S.A.  announces completion of the acquisition of Italian vending operator Eurmatik

21 June 2007

Coca-Cola Hellenic Bottling Company S.A.  announces resolutions of the Annual General Meeting of shareholders held on Tuesday 20 June 2006

03 July 2007

Coca-Cola Hellenic Bottling Company S.A.  announces new regional structure

04 July 2007

Coca-Cola Hellenic Bottling Company S.A.  schedules First Half 2007 financial results and conference call date

05 July 2007

Coca-Cola Hellenic Bottling Company S.A.  announces the acquisition of a new production facility in Russia

30 March 2007

Coca-Cola Hellenic Bottling Company S.A.  announces Executive Appointment

03 April 2007

Coca-Cola Hellenic Bottling Company S.A.  schedules First Quarter 2007 financial results and conference call date

23 April 2007

Coca-Cola Hellenic Bottling Company S.A.  announces the acquisition of Italian vending operator Eurmatik

04 May 2007

Coca-Cola Hellenic Bottling Company S.A.  announced today the filing with the US Securities and Exchange Commission on Form 6-K of its audited US financial statements

07 May 2007

Coca-Cola Hellenic Bottling Company S.A.  disclosure of annual report and accounts 2006 for Coca-Cola HBC Finance B.V. and Coca-Cola HBC Finance plc, under EMTN programme

10 May 2007

Results for the three months ended March 30, 2007 (US GAAP)

10 May 2007

Results for the three months ended 30 March 2007 (IFRS)

11 May 2007

Coca-Cola Hellenic Bottling Company S.A.  announces shareholders invitation to the Annual General Meeting

01 June 2007

Coca-Cola Hellenic Bottling Company S.A.  announces the Publication of Prospectus relating to the EUR 2,000,000,000 Euro Medium Term Note Programme

01 June 2007

Coca-Cola Hellenic Bottling Company S.A.  announces completion of the acquisition of Italian vending operator Eurmatik

21 June 2007

Coca-Cola Hellenic Bottling Company S.A.  announces resolutions of the Annual General Meeting of shareholders held on Tuesday 20 June 2006

03 July 2007

Coca-Cola Hellenic Bottling Company S.A.  announces new regional structure

04 July 2007

Coca-Cola Hellenic Bottling Company S.A.  schedules First Half 2007 financial results and conference call date

05 July 2007

Coca-Cola Hellenic Bottling Company S.A.  announces the acquisition of a new production facility in Russia

11 July 2007

UN GLOBAL COMPACT LEADERS SUMMIT

Geneva - Switzerland

09 August 2007

Results for the Six Months Ended June 29, 2007 (US GAAP)

09 August 2007

Results for the six months ended 29 June 2007 (IFRS)

30 August 2007

Coca-Cola Hellenic Bottling Company S.A. provides support to the victims of the fires in Greece

04 September 2007

Coca-Cola Hellenic Bottling Company S.A.  announces completion of the acquisition of a new production facility in Russia

14 September 2007

Coca-Cola Hellenic Bottling Company S.A.  Invitation of Shareholders to an Extraordinary General Meeting

14 September 2007

Coca-Cola Hellenic Bottling Company S.A.  proposes bonus share issuance

11 October 2007

Coca-Cola Hellenic Bottling Company S.A.  schedules Third Quarter 2007 financial results and conference call date

16 October 2007

Coca-Cola Hellenic Bottling Company S.A.  announces resolutions of the Extraordinary General Meeting of shareholders held on 15 October 2007

31 October 2007

Information memorandum according to article 4 of Greek Law 3401/2005 in relation to the issue of bonus shares to the existing shareholders and the listing to the Athens exchange (ATHEX) of the new shares from a capital increase through capitalization of the “share premium” account

09 November 2007

Coca-Cola Hellenic Bottling Company S.A.  announcement of the Record Date of the bonus shares

12 November 2007

Coca-Cola Hellenic Bottling Company S.A.  announces intention to form a partnership with The Coca-Cola Company and illycaffè SpA

13 November 2007

Results for the nine months ended 28 September 2007 (IFRS)

13 November 2007

Results for the nine months ended 28 September 2007 (US GAAP)

11 December 2007

Coca-Cola Hellenic Bottling Company S.A. announces trading date resulting from exercise of stock option

19 December 2007

Announcement pursuant to law 3340/2005 regarding stock option plans for the Coca-Cola Hellenic Bottling Company S.A. employees and for those of its affiliate companies

14 January 2008

Coca-Cola Hellenic Bottling Company S.A. schedules Full Year 2007 financial results and conference call date

28 January 2008

Coca-Cola Hellenic Bottling Company S.A. announces plans to reduce CO2 emissions from production by more than 20%

29 January 2008

Coca-Cola Hellenic Bottling Company S.A. to reduce CO2 emissions from production by more than 20%

14 February 2008

Results for the year ended 31 December 2007 (IFRS)

14 February 2008

Results for the year ended 31 December 2007 (US GAAP)

25 February 2008

London Roadshow 26-27 February 2008

29 February 2008

Coca-Cola Hellenic Bottling Company S.A. announces the Annual General Meeting date, dividend information and the publication date of the audited financial statements for 2007

03 March 2008

Coca-Cola Hellenic Bottling Company S.A. announces settlement of fractional shares as a result of the bonus issuance

Details of all regulatory announcements can be found in full on Hellenic market news pages on the London Stock Exchange website at:  www.londonstockexchange.com and also at Hellenic’s website at: www.coca-colahellenic.com.

The Annual Reports of Hellenic, Coca-Cola HBC Finance B.V.  and the Company for the year ended 31 December 2007 are available at the UKLA’s Document Viewing Facility, Financial Services Authority, 25 The North Colonnade, London E14 5HS.

This information was submitted to other EEA States in compliance with the Company’s obligations under community and national laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

Documents filed at Chamber of Commerce

The Company submitted filings to Chamber of Commerce, in relation to the Company’s annual return, financial report and accounts. Copies of these documents can be found on the Chamber of Commerce website at:  www.kvk.nl.

Documents filed with the Securities and Exchange Commission

The information listed above was also submitted by Hellenic to the US Securities and Exchange Commission (File No 1-31466). Full details of these submissions can be viewed at www.sec.gov.

Further information regarding the Company and Hellenic and its subsidiaries is available at www.coca-colahellenic.com.

A copy of this Annual Information Update and all documents referred to in it can be obtained from the registered office of Hellenic.

Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 550 million people. Hellenic shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts: Hellenic Chris Nolan	Tel: +30 210 618 3114 Email: chris.nolan@cchellenic.com

Hellenic’s website is located at www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces its Annual Information Update for Coca-Cola HBC Finance plc for the

12 months up to and including  3 March 2008

Athens, Greece – 27 May 2008 - Coca-Cola Hellenic Bottling Company S.A. (“Hellenic”) hereby announces its annual information update for Coca-Cola HBC Finance plc for the 12 months up to and including 3 March 2008. In accordance with Prospectus Rule 5.2, Coca-Cola HBC Finance plc (the “Company”) hereby announces the following information has been published or made available to the public during the 12 months ended 3 March 2008 in compliance with laws and rules dealing with the regulation of securities, issues of securities and securities markets.  In accordance with Prospectus Rule 5.2.7, Hellenic notes that information referenced below that was up to date at the time of publication, may, at any time, become out of date due to change of circumstances.

The following regulatory announcements, made by Hellenic via the Regulatory Information Service, are incorporated by reference herein:

07 March 2007

Coca-Cola Hellenic Bottling Company S.A.  announces annual Coca-Cola HBC Finance plc update

07 March 2007

Coca-Cola Hellenic Bottling Company S.A. announces annual Coca-Cola HBC Finance B.V. update

30 March 2007

Coca-Cola Hellenic Bottling Company S.A.  announces Executive Appointment

03 April 2007

Coca-Cola Hellenic Bottling Company S.A.  schedules First Quarter 2007 financial results and conference call date

23 April 2007

Coca-Cola Hellenic Bottling Company S.A. announces the acquisition of Italian vending operator Eurmatik

04 May 2007

Coca-Cola Hellenic Bottling Company S.A.  announced today the filing with the US Securities and Exchange Commission on Form 6-K of its audited US financial statements

07 May 2007

Coca-Cola Hellenic Bottling Company S.A.  disclosure of annual report and accounts 2006 for Coca-Cola HBC Finance B.V. and Coca-Cola HBC Finance plc, under EMTN programme

10 May 2007

Results for the three months ended March 30, 2007 (US GAAP)

10 May 2007

Results for the three months ended 30 March 2007 (IFRS)

11 May 2007

Coca-Cola Hellenic Bottling Company S.A.  announces shareholders invitation to the Annual General Meeting

01 June 2007

Coca-Cola Hellenic Bottling Company S.A.  announces the Publication of Prospectus relating to the EUR 2,000,000,000 Euro Medium Term Note Programme

01 June 2007

Coca-Cola Hellenic Bottling Company S.A.  announces completion of the acquisition of Italian vending operator Eurmatik

21 June 2007

Coca-Cola Hellenic Bottling Company S.A.  announces resolutions of the Annual General Meeting of shareholders held on Tuesday 20 June 2006

03 July 2007

Coca-Cola Hellenic Bottling Company S.A.  announces new regional structure

04 July 2007

Coca-Cola Hellenic Bottling Company S.A.  schedules First Half 2007 financial results and conference call date

05 July 2007

Coca-Cola Hellenic Bottling Company S.A.  announces the acquisition of a new production facility in Russia

30 March 2007

Coca-Cola Hellenic Bottling Company S.A.  announces Executive Appointment

03 April 2007

Coca-Cola Hellenic Bottling Company S.A.  schedules First Quarter 2007 financial results and conference call date

23 April 2007

Coca-Cola Hellenic Bottling Company S.A.  announces the acquisition of Italian vending operator Eurmatik

04 May 2007

Coca-Cola Hellenic Bottling Company S.A.  announced today the filing with the US Securities and Exchange Commission on Form 6-K of its audited US financial statements

07 May 2007

Coca-Cola Hellenic Bottling Company S.A.  disclosure of annual report and accounts 2006 for Coca-Cola HBC Finance B.V. and Coca-Cola HBC Finance plc, under EMTN programme

10 May 2007

Results for the three months ended March 30, 2007 (US GAAP)

10 May 2007

Results for the three months ended 30 March 2007 (IFRS)

11 May 2007

Coca-Cola Hellenic Bottling Company S.A.  announces shareholders invitation to the Annual General Meeting

01 June 2007

Coca-Cola Hellenic Bottling Company S.A.  announces the Publication of Prospectus relating to the EUR 2,000,000,000 Euro Medium Term Note Programme

01 June 2007

Coca-Cola Hellenic Bottling Company S.A.  announces completion of the acquisition of Italian vending operator Eurmatik

21 June 2007

Coca-Cola Hellenic Bottling Company S.A.  announces resolutions of the Annual General Meeting of shareholders held on Tuesday 20 June 2006

03 July 2007

Coca-Cola Hellenic Bottling Company S.A.  announces new regional structure

04 July 2007

Coca-Cola Hellenic Bottling Company S.A.  schedules First Half 2007 financial results and conference call date

05 July 2007

Coca-Cola Hellenic Bottling Company S.A.  announces the acquisition of a new production facility in Russia

11 July 2007

UN GLOBAL COMPACT LEADERS SUMMIT

Geneva - Switzerland

09 August 2007

Results for the Six Months Ended June 29, 2007 (US GAAP)

09 August 2007

Results for the six months ended 29 June 2007 (IFRS)

30 August 2007

Coca-Cola Hellenic Bottling Company S.A. provides support to the victims of the fires in Greece

04 September 2007

Coca-Cola Hellenic Bottling Company S.A.  announces completion of the acquisition of a new production facility in Russia

14 September 2007

Coca-Cola Hellenic Bottling Company S.A.  Invitation of Shareholders to an Extraordinary General Meeting

14 September 2007

Coca-Cola Hellenic Bottling Company S.A.  proposes bonus share issuance

11 October 2007

Coca-Cola Hellenic Bottling Company S.A.  schedules Third Quarter 2007 financial results and conference call date

16 October 2007

Coca-Cola Hellenic Bottling Company S.A.  announces resolutions of the Extraordinary General Meeting of shareholders held on 15 October 2007

31 October 2007

Information memorandum according to article 4 of Greek Law 3401/2005 in relation to the issue of bonus shares to the existing shareholders and the listing to the Athens exchange (ATHEX) of the new shares from a capital increase through capitalization of the “share premium” account

09 November 2007

Coca-Cola Hellenic Bottling Company S.A.  announcement of the Record Date of the bonus shares

12 November 2007

Coca-Cola Hellenic Bottling Company S.A.  announces intention to form a partnership with The Coca-Cola Company and illycaffè SpA

13 November 2007

Results for the nine months ended 28 September 2007 (IFRS)

13 November 2007

Results for the nine months ended 28 September 2007 (US GAAP)

11 December 2007

Coca-Cola Hellenic Bottling Company S.A. announces trading date resulting from exercise of stock option

19 December 2007

Announcement pursuant to law 3340/2005 regarding stock option plans for the Coca-Cola Hellenic Bottling Company S.A. employees and for those of its affiliate companies

14 January 2008

Coca-Cola Hellenic Bottling Company S.A. schedules Full Year 2007 financial results and conference call date

28 January 2008

Coca-Cola Hellenic Bottling Company S.A. announces plans to reduce CO2 emissions from production by more than 20%

29 January 2008

Coca-Cola Hellenic Bottling Company S.A. to reduce CO2 emissions from production by more than 20%

14 February 2008

Results for the year ended 31 December 2007 (IFRS)

14 February 2008

Results for the year ended 31 December 2007 (US GAAP)

25 February 2008

London Roadshow 26-27 February 2008

29 February 2008

Coca-Cola Hellenic Bottling Company S.A. announces the Annual General Meeting date, dividend information and the publication date of the audited financial statements for 2007

03 March 2008

Coca-Cola Hellenic Bottling Company S.A. announces settlement of fractional shares as a result of the bonus issuance

Details of all regulatory announcements can be found in full on Hellenic market news pages on the London Stock Exchange website at:  www.londonstockexchange.com and also at Hellenic’s website at: www.coca-colahellenic.com.

The Annual Reports of Hellenic, Coca-Cola HBC Finance plc  and the Company for the year ended 31 December 2007 are available at the UKLA’s Document Viewing Facility, Financial Services Authority, 25 The North Colonnade, London E14 5HS.

This information was submitted to other EEA States in compliance with the Company’s obligations under community and national laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

Documents filed at Chamber of Commerce

The Company submitted filings to Chamber of Commerce, in relation to the Company’s annual return, financial report and accounts. Copies of these documents can be found on the Chamber of Commerce website at:  www.kvk.nl.

Documents filed with the Securities and Exchange Commission

The information listed above was also submitted by Hellenic to the US Securities and Exchange Commission (File No 1-31466). Full details of these submissions can be viewed at www.sec.gov.

Further information regarding the Company and Hellenic and its subsidiaries is available at www.coca-colahellenic.com.

A copy of this Annual Information Update and all documents referred to in it can be obtained from the registered office of Hellenic.

INQUIRIES

Company Contacts: Hellenic Chris Nolan	Tel: +30 210 618 3114 Email: chris.nolan@cchellenic.com

Hellenic’s website is located at www.coca-colahellenic.com

Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 550 million people. Hellenic shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

Coca-Cola Hellenic Bottling Company S.A.

announces trading date of new ordinary shares resulting from the exercise of stock options

Maroussi, Greece 9 June 2008 - Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”, the “Company”) announces that on Thursday June 12, 2008, a total of 810,511 new ordinary shares will commence trading on the Athens Exchange. The new shares have been issued as a result of an increase in the share capital of Coca-Cola Hellenic amounting to €405,255.50 following the exercise of stock options by employees of Coca-Cola Hellenic and of its affiliated companies.

The share capital of the Company now amounts to €182,686,850.00 divided into 365,373,700 shares with a nominal value of €0.50 each.

The new 810,511 shares have been distributed to a total of 54 employees as follows:

Number of plan	Date of approval by the General Meeting	Date of approval by the Board of Directors	Exercise price in EUR before the issuance of bonus shares*		Adjusted exercise price in EUR following the issuance of bonus shares*		Options exercised / Shares granted	Amount in Euros
1.	22.11.2001	13.12.2001	23.32		15.55		54,017	839,964.35
2.	22.11.2001	13.12.2001	20.97		13.98		0.00	0.00
3.	22.11.2001	13.12.2001	17.06		11.37		135,146	1,536,610.02
4.	22.11.2001	13.12.2001	14.68		9.79		482,449	4,723,175.71
5.	22.11.2001	13.12.2001	12.08		8.05		0.00	0.00
6.	22.11.2001	13.12.2001	14.53		9.69		0.00	0.00
7.	06.06.2003	23.06.2003	12.95		8.63		0.00	0.00
8.	06.06.2003	15.12.2003	16.76	**	11.17		20,250	226,192.50
9.	06.06.2003	03.12.2004	18.63	**	12.42		40,600	504,252.00
10.	17.06.2005	02.12.2005	23.30	**	15.53		22,500	349,425.00
11.	17.06.2005	21.03.2006	24.85	**	16.57		0.00	0.00
12.	17.06.2005	23.06.2006	23.02	**	15.35		0.00	0.00
13.	17.06.2005	13.12.2006	28.06	**	18.71		55,549	1,039,321.79
14.	17.06.2005	13.12.2007	—		28.75	**	0.00	0.00
Total:							810,511	9,218,941.37

(*)The exercise price per share in relation to the Company’s Stock Option Plans, as this had been initially determined by the decisions of the General Meeting of the Company’s shareholders dated 22.11.2001, 06.06.2003 and 17.06.2005 accordingly, was readjusted as a result of the decision of the General Meeting of the Company’s shareholders for the granting of bonus shares, dated 15 October 2007.

(**) Denotes that such exercise price was calculated as the average value of the Company’s share price at close of trading on the Athens Stock Exchange over the last ten (10) working days prior to the relevant decision of the Board of Directors granting the options.

The Board of Directors approved the share capital increase, which does not constitute an amendment of the Company’s Articles of Association, on May 13, 2008, in accordance with the resolutions of the General Meetings listed above. The Ministry of Development approved and registered the share capital increase with the Registry of Societes Anonymes pursuant to its announcements no. K2-6107/19.05.2008 and K2-6107(bis)/19.05.2008.

The Board of Directors of the Athens Exchange approved on Friday June 6, 2008 the commencement of trading of the 810,511 new ordinary shares of the Company.

The Board of Directors of the Company has resolved that trading of the above new shares on the Athens Exchange will commence on Thursday June 12, 2008. The new shares will be credited to the securities accounts (SAT accounts) of the beneficial shareholders before such date. The opening price of the Company’s shares on the above date will be determined in accordance with the Regulations of the Athens Exchange.

Information pursuant to article 4 par. 2 f of Law 3401/2005 is available at the offices of the Company at Maroussi, Attiki (9 Fragoklissias Street), and in electronic form on the website of the Company www.coca-colahellenic.com

INQUIRIES

Company contacts: Coca-Cola Hellenic Sarah Robinson Rewards Director	Tel: +30 210 61 83 175 email: sarah.robinson@cchellenic.com

Vassilis Fragoulis Compensation and Benefits Manager	Tel: +30 210 61 83 312 email : vassilis.fragoulis@cchellenic.com

Coca-Cola Hellenic’s website is located at www.coca-colahellenic.com.

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 550 million people. Coca-Cola Hellenic shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INFORMATION PURSUANT TO ARTICLE 4 PARA. 2 F OF LAW 3401/2005

REGARDING THE ADMISSION FOR LISTING OF SHARES OF THE COMPANY

PURSUANT TO STOCK OPTION PLANS FOR THE COMPANY’S EMPLOYEES

AND FOR THE EMPLOYEES OF ITS AFFILIATED COMPANIES

Maroussi, Greece – May 28, 2008 - Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”, the “Company”), makes this announcement in connection with the exercise in May 2008 of stock options by employees of the Company and its affiliated companies, pursuant to stock option plans approved by the General Meetings of the Company.  The announcement contains the exercise prices and the number of shares that were granted and will be listed on the Athens Exchange upon application by the Company.

1.          The offering was made to 140 employees of the Group (123 of which are employees of the Company’s foreign affiliates). Out of those employees, 54 employees (50 of which are employees of the Company’s foreign affiliates) exercised their Stock Options by written notice to the Company’s Board of Directors.

2.          The offering was made with respect to an aggregate of 2,247,946 new ordinary shares of the Company, of a nominal value of EUR 0.50 each, out of which 810,511 options were actually exercised and an equal number of shares was issued. As a result, the total number of non-exercised Stock Options that have been granted by the Board of Directors, as authorised by the General Meeting of shareholders, amounts to 12,387,300. Out of these options, certain options have already vested and the remaining options will have vested by December 13, 2010.

3.          The exercise price of the new shares is as follows:

Number of plan	Date of approval by the General Meeting	Date of approval by the Board of Directors	Exercise price in EUR before the issuance of bonus shares*		Adjusted exercise price in EUR following the issuance of bonus shares*		Options exercised / Shares granted	Amount in Euros
1.	22.11.2001	13.12.2001	23.32		15.55		54,017	839,964.35
2.	22.11.2001	13.12.2001	20.97		13.98		0.00	0.00
3.	22.11.2001	13.12.2001	17.06		11.37		135,146	1,536,610.02
4.	22.11.2001	13.12.2001	14.68		9.79		482,449	4,723,175.71
5.	22.11.2001	13.12.2001	12.08		8.05		0.00	0.00
6.	22.11.2001	13.12.2001	14.53		9.69		0.00	0.00
7.	06.06.2003	23.06.2003	12.95		8.63		0.00	0.00
8.	06.06.2003	15.12.2003	16.76	**	11.17		20,250	226,192.50
9.	06.06.2003	03.12.2004	18.63	**	12.42		40,600	504,252.00
10.	17.06.2005	02.12.2005	23.30	**	15.53		22,500	349,425.00
11.	17.06.2005	21.03.2006	24.85	**	16.57		0.00	0.00
12.	17.06.2005	23.06.2006	23.02	**	15.35		0.00	0.00
13.	17.06.2005	13.12.2006	28.06	**	18.71		55,549	1,039,321.79
14.	17.06.2005	13.12.2007	—		28.75	**	0.00	0.00
Total:							810,511	9,218,941.37

(*)The exercise price per share in relation to the Company’s Stock Option Plans, as this was initially determined by decisions of the General Meetings of the Company dated 22.11.2001, 06.06.2003 and 17.06.2005 respectively, and subsequently readjusted as a consequence of the decision of the General Meeting dared 15.10.2007 that decided to issue bonus shares.

(**) Denotes that such exercise price was calculated as the average of the Company’s share price at close of trading on the Athens Stock Exchange over the last ten (10) business days prior to the relevant decision of the Board of Directors that granted the options.

4.          The payment of the share capital increase of the Company was completed on 12 May 2008 and was certified by virtue of a decision of the Company’s Board of Directors dated 13 May 2008. The Ministry of Development proceeded, to the registration of the share capital increase and the certification of its payment with the Companies Registry (Decisions number K2-6107/19.05.2008 and K2-6107(bis)/19.05.2008).

5.          The share capital of the Company was increased by EUR 405,255.50, whereas the share premium account was increased by EUR 8,813,685.87. As a result, the share capital of the Company amounts to EUR 182,686,850.00 and is divided into 365,373,700 ordinary shares of a nominal value of EUR 0.50 each.

6.          The Company will proceed to all necessary actions required by law in order to effect the listing of the new shares on the Athens Stock Exchange.

The person responsible for compiling this document and for the accuracy of the information set forth herein is Mrs. Sarah Robinson, Rewards Director, tel.: 210 61 83 175. Interested parties may obtain a copy of this document from the Company’s registered seat (9 Frangoklissias Street, Maroussi) and in electronic form from the Company’s website (www.coca-colahellenic.com). Further information may be obtained from Mr. Vassilis Fragoulis, Compensation and Benefits Manager, tel.: 210 61 83 312.

INQUIRIES

Company contacts: Coca-Cola Hellenic Sarah Robinson Rewards Director	Tel: +30 210 61 83 175 email: sarah.robinson@cchellenic.com

Vassilis Fragoulis Compensation and Benefits Manager	Tel: +30 210 61 83 312 email : vassilis.fragoulis@cchellenic.com

Coca-Cola Hellenic’s website is located at www.coca-colahellenic.com.

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 550 million people. Coca-Cola Hellenic shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

Coca-Cola Hellenic Bottling Company S.A.

provides update on current trading and full year outlook

Athens, Greece – 13 June 2008 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic) provides an update on the current trading to reflect the impact of several external factors that have led to weakness in the performance for the first half of the year. While we are adjusting our near-term outlook, longer-term we continue to believe that the structural characteristics of our geographic portfolio and our strong market place capabilities will help us to create ongoing value for our shareholders.

In our quarterly results announcement on the 8th May 2008, we stated that whilst we still expected to deliver on our full year guidance, we remained watchful and realistic about the possible risk of an economic slowdown in some of our key markets, as well as further commodity cost pressures, notably PET. Though trading during most of April was satisfactory, some signs of weakening market conditions and unfavourable mix emerged at the end of that month. This was compounded in May, the start of our high selling season, with volume growth in the low-single digits being well below our initial plans. The factors contributing to this performance included:

•	Weather conditions across most of our Central European markets, Russia and Ukraine were significantly worse in May compared with the prior year, impacting both volume and mix.
•

The economic environment in some of our markets, particularly Italy, Ukraine and Romania, has become increasingly challenging with early signs of rising food and fuel prices adversely impacting consumer sentiment and restricting discretionary spending.

•	The continued rise in global oil prices to unprecedented levels negatively impacted our cost base, primarily relating to our PET contracts and distribution expenses.
•

In Greece, one of our key markets, a twelve-day general transportation strike in May limited our ability to fulfill customer orders for at least 3 to 4 weeks ahead of our high selling season, particularly in the higher margin immediate consumption channels.

Based on preliminary data, the factors outlined above are expected to impact adversely our operating profit result, particularly in the first half of the year which we expect to be down in the mid-to-high single-digits versus prior year. While we remain cautious of the current market conditions our updated 2008 full year guidance is as follows:

•	Volume growth of approximately 6% (7% previously)
•	EBIT growth of approximately 5%-7%, (11%-13% previously)
•	EPS of approximately €1.37-€1.40, an increase of 5%-8%, (€1.46-€1.49, an increase of 12%-15% previously)

Doros Constantinou, Managing Director of Coca-Cola Hellenic, commented:

‘In light of softer than expected trading performance that we have witnessed in some of our markets, particularly in May, we are updating our 2008 full year guidance. We are already initiating specific action plans to meet these challenges and I believe that the steps we are taking will enable us to deliver on our updated full year guidance.  Over the long-term, the unique strengths of Coca-Cola Hellenic’s proven business model and our clear set of value-focused strategic priorities give me confidence in our ability to achieve our previously communicated long-term growth targets.’

Coca-Cola Hellenic management will host a conference call with financial analysts today to discuss the business update at 3pm Athens time (1pm London time, 8am New York time).

INQUIRIES

Company contacts: Coca-Cola Hellenic Melina Androutsopoulou Investor Relations Director	Tel: +30 210 618 3229 email: melina.androutsopoulou@cchellenic.com

George Toulantas Investor Relations Manager	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

US press contact: Financial Dynamics US Jim Olecki	Tel: +1 212 850 5600 email: jim.olecki@fd.com

Coca-Cola Hellenic’s website is located at www.coca-colahellenic.com.

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 550 million people. Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements.  All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2008 and future years, business strategy and the effects of the macro-economic environment and global oil prices on our business and financial condition, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate.  Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date: June 16, 2008